Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated September 4, 2007
Registration No. 333-132095
NATIONAL RETAIL PROPERTIES, INC.
Pricing Term Sheet

Size:	$250,000,000
Coupon (Interest Rate):	6.875% per annum
Security:	6.875% Notes due 2017
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2008
Maturity:	October 15, 2017
Price to Public:	99.649% of principal amount, plus accrued interest, if any, from the date of original issuance
Trade Date:	September 4, 2007
Settlement Date:	T+4; September 10, 2007
Net Proceeds:	$247,497,500 (before expenses associated with the transaction)
Redemption Provision:	Make-whole call at any time based on the applicable Constant Maturity Treasury yield plus 0.40% (forty one-hundredths of one percent).
Yield to maturity:	6.922%
Spread to Benchmark Treasury:	237.5 basis points
Benchmark Treasury:	U.S. Treasury 4.75% due August 2017
Benchmark Treasury Price and Yield:	101-19+; 4.547%
Expected Ratings (Moody’s/S&P/Fitch):	Baa3 (positive) / BBB- (stable) / BBB- (positive)
CUSIP:	637417AB2

Joint Book-Running Managers:	Banc of America Securities LLC	$88,750,000
	Wachovia Capital Markets, LLC	$88,750,000

Co-Managers:	Credit Suisse Securities (USA) LLC	$17,500,000
	SunTrust Robinson Humphrey, Inc.	$9,375,000
	Wells Fargo Securities, LLC	$9,375,000
	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	$7,500,000
	Comerica Securities, Inc.	$7,500,000
	Ferris, Baker Watts, Incorporated	$7,500,000
	PNC Capital Markets LLC	$7,500,000
	Fifth Third Securities, Inc.	$6,250,000

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Banc of America Securities LLC by telephone at (800) 294-1322 (toll-free) or by e-mail at dg.prospectus_distribution@bofasecurities.com or by contacting Wachovia Capital Markets, LLC by telephone (866) 289-1262 (toll-free) or by e-mail at syndicate.ops@wachovia.com.
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